UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on July 25, 2023: Euroseas Ltd. Announces new charters for its two 4,250 teu containerships, 2007-built Rena P and 2005-built Emmanuel P at $21,000 per vessel per day following a mutually agreed termination of the existing charters.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: July 25, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces new charters for its two 4,250 teu containerships, 2007-built Rena P and 2005-built Emmanuel P at $21,000 per vessel per day following a mutually agreed termination of the existing charters

Maroussi, Athens, Greece – July 25, 2023 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container vessels and provider of seaborne transportation for containerized cargoes, announced today a mutual agreement to terminate the current charters for its container vessels M/V Rena P and M/V Emmanuel P, while concurrently fixing the vessels on new charters for $21,000 per vessel per day.

Specifically:

•

The Company agreed to terminate the current charter of M/V Rena P, a 4,250 TEU vessel built in 2007; which was originally expiring in February 2025 earning a rate of $20,250/day until April 2024 and, subsequently, a rate based on the CONTEX index with a floor of $13,000 and a ceiling of $21,000 per day. Contemporaneously with the termination, the Company has entered into a time charter contract for a minimum period of twenty to a maximum period of twenty-four months at the option of the charterer, at a gross daily rate of $21,000. The new charter will commence in August 2023, following the termination of its current charter.

•

Similarly, the Company agreed to terminate the current charter of M/V Emmanuel P, a 4,250 TEU vessel built in 2005, which was originally expiring in March 2025 at a rate of $19,000/day. Contemporaneously with the termination, the Company has entered into a new time charter contract for a minimum period of twenty to a maximum period of twenty-four months at the option of the charterer, at a gross daily rate of $21,000. The new charter will commence in August 2023, following the termination of its current charter.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are pleased to announce we have reached a mutual agreement with our existing charterer to terminate the charters of our two intermediate containerships built in 2007 and 2005 respectively, while having successfully replaced these charters at $21,000 per day, following the agreed termination of their current charters in August 2023.  These charters are expected to contribute between $2-4 million in extra revenues for the same period.

By maintaining a very healthy employment coverage of about 95% for the remainder of 2023 and approximately 66% for 2024 at very high levels, we can safely continue paying our quarterly dividend, continue implementing our buyback program and still have significant funds to invest in other opportunities that will arise.”

Fleet Profile:

After the new charter arrangements of M/V EM Hydra and M/V EM Kea, the Euroseas Ltd. fleet and employment profile will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V	Intermediate	72,968	6,350	2005	TC until Dec-24	$42,200
					plus 12 months option	option $15,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009
					TC until Apr-25	$23,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
RENA P (*)	Intermediate	50,796	4,250	2007	TC until Aug-23	$20,250
					TC until April-25	$21,000
EMMANUEL P (*)	Intermediate	50,796	4,250	2005	TC until Aug-23 TC until April-25	$19,000 $21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS (*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI (*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
EM ASTORIA(*)	Feeder	35,600	2,788	2004	TC until Feb-24 then until Feb-25	$50,000 $20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P (*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until April-24	$15,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until May-23 TC until Jan-2024	$14,500 $13,900
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Aug-23	$13,000
Total Container Carriers	19	740,512	58,861

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment(*)	TCE Rate ($/day)
TENDER SOUL	Feeder	37,237	2,800	Q1 2024
LEONIDAS Z	Feeder	37,237	2,800	Q1 2024
MONICA	Feeder	22,262	1,800	Q1 2024
STEPHANIA K	Feeder	22,262	1,800	Q2 2024
PEPI STAR	Feeder	22,262	1,800	Q2 2024
DEAR PANEL	Feeder	37,237	2,800	Q4 2024
SYMEON P	Feeder	37,237	2,800	Q4 2024
Total under construction	7	215,734	16,600

Notes:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers' Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

 (***)

Rate is net of commissions (commissions are, typically, 5-6.25%)

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 150 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 19 vessels, including 12 Feeder and 7 Intermediate containerships. Euroseas 19 containerships have a cargo capacity of 58,861 teu. The Company also has 7 Feeder containerships under construction with deliveries scheduled in 2024. On a fully-delivered basis of its vessels under construction, the Company’s fleet will increase to 26 containerships with a cargo capacity of about 75,461 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

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